UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pernix Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71426V108

(CUSIP Number)

Andrew C. Hyman, Esq.

Athyrium Capital Management, LP

530 Fifth Avenue, Floor 25

New York, New York 10036

(212) 402-6925

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person Athyrium Opportunities Fund (A) LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,075,107
	9	Sole dispositive power 0
	10	Shared dispositive power 3,075,107
11	Aggregate amount beneficially owned by each reporting person 3,075,107
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.37%
14	Type of reporting person PN

13D

CUSIP No. 71426V108	Page 3 of 20

1	Name of reporting person Athyrium Opportunities Fund (B) LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,700,449
	9	Sole dispositive power 0
	10	Shared dispositive power 1,700,449
11	Aggregate amount beneficially owned by each reporting person 1,700,449
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.53%
14	Type of reporting person PN

13D

CUSIP No. 71426V108	Page 4 of 20

1	Name of reporting person Athyrium Opportunities Associates LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN

13D

CUSIP No. 71426V108	Page 5 of 20

1	Name of reporting person Athyrium Opportunities Associates GP LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D

CUSIP No. 71426V108	Page 6 of 20

1	Name of reporting person Athyrium Capital Management, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN / IA

13D

CUSIP No. 71426V108	Page 7 of 20

1	Name of reporting person Athyrium Capital Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D

CUSIP No. 71426V108	Page 8 of 20

1	Name of reporting person Jeffrey A. Ferrell
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person IN

13D

CUSIP No. 71426V108	Page 9 of 20

1	Name of reporting person Athyrium Opportunities Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO / IA

13D

CUSIP No. 71426V108	Page 10 of 20

1	Name of reporting person NB Alternatives Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO / IA

13D

CUSIP No. 71426V108	Page 11 of 20

1	Name of reporting person NB Alternatives GP Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D

CUSIP No. 71426V108	Page 12 of 20

1	Name of reporting person NB Alternatives Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D

CUSIP No. 71426V108	Page 13 of 20

1	Name of reporting person Neuberger Berman AA LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

13D

CUSIP No. 71426V108	Page 14 of 20

1	Name of reporting person Neuberger Berman Group LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,775,556
	9	Sole dispositive power 0
	10	Shared dispositive power 4,775,556
11	Aggregate amount beneficially owned by each reporting person 4,775,556
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO

This Amendment No. 1 amends the Schedule 13D filed with the SEC on May 1, 2015 by the Reporting Persons in respect of the common stock, par value $0.01 per share (“Common Stock”), of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

As previously disclosed, on April 21, 2015, the definition of the Blocker Percentage under the Notes was changed from 4.9% to 9.9% as a result of the entry of the Company into the Third Supplemental Indenture. As a result, the Company may not issue any shares of Common Stock, and the Funds will not have a right to receive shares of Common Stock upon conversion of the Notes, to the extent that the issuance of shares of Common Stock would cause the Funds’ beneficial ownership of Common Stock to exceed the Blocker Percentage. Also, as previously disclosed, on April 22, 2015, the Funds converted the Notes into shares of Common Stock but subject to the Blocker Percentage. The conversion of the Notes was a cashless conversion.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

All calculations of percentage ownership in this Schedule 13D are based on 43,540,098 shares outstanding as of April 24, 2015, as reported in the Company’s Form 10-Q for the fiscal quarter ending on March 31, 2015 filed with the SEC on May 1, 2015, plus the 2,842,289 shares of Common Stock received by the Funds on May 1, 2015 and an additional 1,855,556 shares of Common Stock which the Funds have the right to receive given the Blocker Percentage.

(1) Fund A directly beneficially owns or has a right to receive 3,075,107 shares of Common Stock (approximately 6.37% of the total number of shares of Common Stock outstanding). Fund A has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 3,075,107 shares of Common Stock.

(2) Fund B directly beneficially owns or has a right to receive 1,700,449 shares of Common Stock (approximately 3.53% of the total number of shares of Common Stock outstanding). Fund B has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 1,700,449 shares of Common Stock.

(3) Associates LP, in its capacity as the general partner of the Funds, has the ability to direct the management of the Funds’ business, including the power to vote and dispose of securities held by the Funds; therefore, Associates LP may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(4) Associates GP, in its capacity as the general partner of Associates LP, has the ability to direct the management of Associates LP’s business and, as such, may indirectly control the decisions of Associates LP regarding the vote and disposition of securities beneficially owned by the Funds; therefore, Associates GP may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(5) ACM, in its capacity as a member of Associates GP and an investment adviser to Opportunities Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, ACM may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(6) ACH, in its capacity as the general partner of ACM has the ability to direct the management of ACM’s business and, as such, may indirectly control the decisions of ACM regarding the vote and disposition of securities held by the Funds; therefore, ACH may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(7) Jeffrey A. Ferrell, in his capacity as the Managing Member of ACH, has the ability to direct the management of ACM’s business, including the power to vote and dispose of securities held by the Funds; therefore, Mr. Ferrell may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(8) Opportunities Advisers, in its capacity as an investment adviser to Associates GP, may have the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Opportunities Advisers may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(9) Alternatives Advisers, in its capacity as the sole member of Opportunities Advisers, may have the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives Advisers may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(10) Alternatives GP, in its capacity as a member of Associates GP, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives GP may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(11) Alternatives Holdings, in its capacity as the sole member of Alternatives GP and a member of Alternatives Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, Alternatives Holdings may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(12) NB AA, in its capacity as a member of Alternatives Holdings and of Alternatives Advisers, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, NB AA may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

(13) NB Group, in its capacity as a member of Alternatives Holdings and the sole member of NB AA, has the shared ability to direct the voting and disposal of securities held by the Funds; therefore, NB Group may be deemed to have indirect beneficial ownership of the 4,775,556 shares of Common Stock (approximately 9.9% of the total number of shares of Common Stock outstanding) beneficially owned by the Funds, collectively, and may be deemed to have shared voting and investment power over these shares of Common Stock.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except as set forth below, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

On April 24, 2015, Fund A received 1,928,545 shares of Common Stock and Fund B received 1,066,419 shares of Common Stock, following the conversion of $33.5 million aggregate principal amount of the Notes at a conversion rate of 277.7778 shares of Common Stock per $1,000 principal amount of the Notes. The Funds have a right to receive from time to time upon request the remainder of the shares of Common Stock to be received as a result of the conversion of the Notes but subject, at all times, to the 9.9% Blocker Percentage.

On April 24, 2015, Fund A received 775,943 additional shares of Common Stock and Fund B received 429,093 shares of Common Stock, pursuant to the Inducement Agreement.

On April 24, 2015, Fund A delivered 1,232,000 shares of Common Stock and Fund B delivered 693,000 shares of Common Stock to one of its broker-dealers to cover and close a short position, and on April 29, 2015, Fund A delivered 590,712 shares of Common Stock and Fund B delivered 326,577 shares of Common Stock to one of its broker-dealers to cover and close a second short position.

On May 1, 2015, Fund A received 1,822,712 additional shares of Common Stock and Fund B received 1,019,577 shares of Common Stock from the Company.

Since the filing of the initial Schedule 13D, the Funds have engaged in the following sales transactions on the NASDAQ Global Market:

Date	Total Shares	Price	Fund A	Fund B
5/4/2015	172,734	$6.8071	111,228	61,506
5/5/2015	104,103	$6.4794	67,035	37,068
5/6/2015	98,163	$6.4480	63,210	34,953
5/7/2015	129,518	$6.7983	83,400	46,118
5/8/2015	775,482	$6.6613	499,355	276,127

Total	1,280,000	$6.6637	824,228	455,772

As of the date of the Amendment No. 1, the Funds have a right to receive a total of 3,468,303 shares of Common Stock, but, at all times, subject to the Blocker Percentage.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated as of May 14, 2015.

ATHYRIUM OPPORTUNITIES FUND (A) LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES FUND (B) LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES ASSOCIATES LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC, its General Partner

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM OPPORTUNITIES ASSOCIATES GP LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

ATHYRIUM CAPITAL MANAGEMENT, LP

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Authorized Signatory

ATHYRIUM CAPITAL HOLDINGS, LLC

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Authorized Signatory

/s/ Jeffrey A. Ferrell
JEFFREY A. FERRELL

ATHYRIUM OPPORTUNITIES ADVISERS LLC

	By:	NB ALTERNATIVES ADVISERS LLC,
its Sole Member

	By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB ALTERNATIVES GP HOLDINGS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NB ALTERNATIVES HOLDINGS LLC

By:	/s/ Christian Neira
Name:	Christian Neira
Title:	Authorized Signatory

NEUBERGER BERMAN AA LLC

By:	/s/ Andrew Komaroff
Name:	Andrew Komaroff
Title:	Authorized Signatory

NEUBERGER BERMAN GROUP LLC

By:	/s/ Andrew Komaroff
Name:	Andrew Komaroff
Title:	Authorized Signatory